March 21, 2016

United States Securities and Exchange Commission
Division of Corporate Finance
Attn:  Mara L. Ransom
Mail Stop 3561
Washington, DC  20549

Correspondence regarding Comment Letter

Re:
Educational Development Corp (EDUC)
Form 10-K for Fiscal Year Ended February 28, 2015
Filed May 28, 2015
File No. 000-04957
Definitive Proxy Statement on Schedule 14A
Filed June 16, 2015
File No. 000-04957

Ms Ransom:

We are in receipt of the above referenced Comment Letter.  I spoke with Michael Kennedy, Staff Attorney, on March 18th, 2016, and he granted us an extension to March 25th, 2016, to respond to the original comment letter.

Thank you.

Sincerely,

/s/ Marilyn Pinney
Marilyn Pinney
Controller
Educational Development Corporation
918.622.4522 x118
Marilyn.pinney@edcpub.com